FSD Pharma Inc.

Consolidated financial statements

For the years ended December 31, 2019 and 2018

[expressed in Canadian dollars, except per share amounts]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of FSD Pharma Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of FSD Pharma Inc. (the Company) as of December 31, 2019 and the related consolidated statements of loss, comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, and the results of its consolidated operations and its consolidated cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit of $78.5 million, a net loss of $52 million and a working capital surplus of $2.3 million that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

Toronto, Ontario	Chartered Professional Accountants
March 3, 2020	Licensed Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of FSD Pharma Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of FSD Pharma Inc. (the Company) as of December 31, 2018, and the related consolidated statements of operations and comprehensive loss, cash flows and changes in equity for the year December 31, 2018, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company produced a net loss for the year ended December 31, 2018. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the

PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

May 3, 2019

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2019 and 2018
[expressed in Canadian dollars]
[see going concern uncertainty – note 1]

		2019	2018
	Notes	$	$

ASSETS
Current assets
Cash		7,932,737	21,134,930
Trade and other receivables	6	2,070,055	990,988
Prepaid expenses and deposits		430,381	444,099
Inventory	7	942,939	—
Biological assets	8	—	—
		11,376,112	22,570,017

Non-current assets
Other investments	9	11,780,864	18,064,541
Right-of-use asset, net	10	127,410	—
Property, plant and equipment, net	11	11,804,145	12,141,676
Intangible assets, net	12	22,358,932	—
		57,447,463	52,776,234

LIABILITIES
Current liabilities
Trade and other payables		4,467,826	1,743,806
Lease obligations	13	56,207	—
Derivative liability	9	2,646,269	—
Notes payable	14	1,908,412	—
		9,078,714	1,743,806
Non-current liabilities
Lease obligations	13	146,662	—
		9,225,376	1,743,806

SHAREHOLDER'S EQUITY
Class A share capital	15	201,500	201,500
Class B share capital	15	97,815,149	67,916,302
Warrant reserve	15	5,745,034	4,442,145
Contributed surplus	16	23,091,099	4,977,300
Foreign exchange translation reserve		(112,690)	—
Accumulated deficit		(78,518,005)	(26,504,819)
		48,222,087	51,032,428
		57,447,463	52,776,234

Commitments and contingencies	20
Subsequent events	25

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

"Signed"	"Signed"
Director - Raza Bokhari	Director - Robert Ciaruffoli

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ended December 31, 2019 and 2018
[expressed in Canadian dollars, except share and per share amounts]

		2019	2018
	Notes	$	$

Revenue		257,099	—

Cost of revenue		1,959,111	—
Gross loss before fair value adjustments		(1,702,012)	—
Fair value adjustments on inventory sold		22,249	—
Unrealized loss on changes in fair value of biological assets	8	682,739	—
Gross loss		(2,407,000)	—

Expenses
General and administrative	18	14,811,529	18,740,360
Share-based payments	16	16,061,319	6,440,406
Depreciation and amortization	10, 11, 12	3,146,680	183,194
Allowance for impairment of Auxly funds	20	—	7,499,977
Impairment of property, plant and equipment and right-of-use asset	10, 11	243,468	—
Total operating expenses		34,262,996	32,863,937

Loss from operations		(36,669,996)	(32,863,937)

Other income		(125,536)	(88,763)
Finance expense		206,454	—
Loss on settlement of financial liability		24,810	—
Loss on change in fair value of derivative liability	9	3,568,305	—
Loss (gain) on changes in fair value of other investments	9	11,669,157	(10,064,550)
Net loss		(52,013,186)	(22,710,624)

Other comprehensive loss
Items that may be subsequently reclassified to income:
Exchange loss on translation of foreign operations		(112,690)	—
Comprehensive loss		(52,125,876)	(22,710,624)

Net loss per share – basic and diluted	17	(7.37)	(3.85)

Weighted average number of shares outstanding – basic and diluted	17	7,056,245	5,905,252

The accompanying notes are an integral part of these consolidated financial statements.

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the years ended December 31, 2019 and 2018
[expressed in Canadian dollars, except number of shares]

	Class A shares		Class B shares		Warrants		Contributed surplus	Foreign exchange translation reserve	Accumulated Deficit	Total
	#	$	#	$	#	$	$	$	$	$

Balance, December 31, 2017	72	201,500	3,794,846	12,794,963	354,996	2,116,900	1,495,300	—	(4,195,264)	12,413,399
Share issued	—	—	2,268,035	47,853,745	—	—	—	—	—	47,853,745
Share issuance costs	—	—	—	(6,634,405)	—	—	—	—	—	(6,634,405)
Reverse acquisition	—	—	545,505	9,868,179	37,313	118,875	25,725	—	—	10,012,779
Warrant valuations	—	—	—	(2,366,670)	198,835	2,366,670	—	—	—	—
Share-based payments	—	—	—	—	—	294,287	6,146,119	—	—	6,440,406
Share options exercised	—	—	190,463	5,145,825	—	—	(2,288,775)	—	—	2,857,050
Share options cancelled	—	—	—	—	—	—	(401,069)	—	401,069	—
Warrants exercised	—	—	44,931	1,254,665	(44,932)	(454,587)	—	—	—	800,078
Net comprehensive loss for the period	—	—	—	—	—	—	—	—	(22,710,624)	(22,710,624)
Balance, December 31, 2018	72	201,500	6,843,780	67,916,302	546,212	4,442,145	4,977,300	—	(26,504,819)	51,032,428

Balance, December 31, 2018	72	201,500	6,843,780	67,916,302	546,212	4,442,145	4,977,300	—	(26,504,819)	51,032,428
Shares issued [note 15]	—	—	408,651	11,539,417	—	—	—	—	—	11,539,417
Issued on acquisition of net assets of Prismic Pharmaceuticals, Inc. [note 5]	—	—	510,940	16,431,818	67,598	1,888,086	2,567,306	—	—	20,887,210
Share-based payments	—	—	—	—	—	—	16,061,319	—	—	16,061,319
Share options exercised	—	—	130,189	1,782,438	—	—	(1,049,840)	—	—	732,598
Warrants exercised	—	—	12,167	145,174	(12,167)	(50,183)	—	—	—	94,991
Warrants expired	—	—	—	—	(134,192)	(535,014)	535,014	—	—	—
Net comprehensive loss for the period	—	—	—	—	—	—	—	(112,690)	(52,013,186)	(52,125,876)
Balance, December 31, 2019	72	201,500	7,905,727	97,815,149	467,451	5,745,034	23,091,099	(112,690)	(78,518,005)	48,222,087

The accompanying notes are an integral part of these consolidated financial statements.

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019 and 2018
[expressed in Canadian dollars]

	2019	2018
	$	$

Operating activities
Net loss	(52,013,186)	(22,710,624)
Add (deduct) items not affecting cash
Depreciation and amortization	3,146,680	183,194
Impairment of property, plant and equipment and right-of-use asset	243,468	—
Listing expense	—	7,991,791
Interest expense	206,454	—
Share-based payments	16,061,319	6,440,406
Change in fair value of other investments	11,669,157	(17,564,529)
Change in fair value of derivative liability	3,568,305	—
Change in fair value adjustments on inventory sold	22,249	—
Change in fair value of biological assets	682,739	—
Loss on settlement of financial liability	24,810	—
Allowance for impairment of Auxly funds	—	7,499,977
Changes in non-cash working capital balances
Trade and other receivables	(1,079,067)	(664,610)
Prepaid expenses and deposits	39,892	(99,264)
Inventories	(942,939)	—
Biological assets	(682,739)	—
Trade and other payables	825,120	433,754
Cash used in operating activities	(18,227,738)	(18,489,905)

Investing activities
Cash acquired from acquisition Prismic Pharmaceuticals Inc.	2,329	—
Reverse Takeover Transaction	—	2,041,501
Proceeds from sale of investments	614,520	—
Purchase of other investments	—	(7,999,991)
Purchase of property, plant and equipment	(534,118)	(4,032,832)
Additions to intangible assets	(389,640)	—
Cash used in investing activities	(306,909)	(9,991,322)

Financing activities
Repayment of lease obligation	(56,207)	—
Proceeds from issuance of shares	4,593,777	44,987,422
Share issue costs	(32,705)	(3,768,381)
Proceeds from exercise of share options	732,598	2,857,050
Proceeds from warrants exercised	94,991	800,078
Cash provided by financing activities	5,332,454	44,876,169

Net (decrease) increase in cash during the year	(13,202,193)	16,394,942
Cash, beginning of year	21,134,930	4,739,988
Cash, end of year	7,932,737	21,134,930

The accompanying notes are an integral part of these consolidated financial statements.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

1. Nature of business

FSD Pharma Inc. ("FSD" or the "Company"), through their wholly owned subsidiary, FV Pharma Inc. ("FV Pharma"), is a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder (the "Cannabis Regulations"), the "Cannabis Act") and associated Cannabis Regulations. FV Pharma is focused on producing and extracting high-quality, hydroponic, pharmaceutical-grade cannabis leaf. The Company, through the their wholly owned subsidiary Prismic Pharmaceuticals Inc. ("Prismic"), is focused on bioscience, including research and development ("R&D") and clinical development of synthetic cannabinoid based treatments of certain disease conditions with an aim to improve patient outcomes. The Company's goal is for these compounds to be approved by the FDA and other international regulatory agencies as prescription medications.

The Company was incorporated under the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998, pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Corporation, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24, 2018, pursuant to the Articles of Amendment, the Company changed its name to "FSD Pharma Inc.".

The Company's registered office is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, L1Z 1Z2.

On October 16, 2019, the Company completed a reverse share split of 201 to 1 Class B Shares. All share and per share amounts for all periods presented in these financial statements have been adjusted retrospectively to reflect the reverse share split.

Going concern uncertainty

The consolidated financial statements of the Company for the years ended December 31, 2019 and 2018 (the "financial statements") have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of the Company and the recoverability of amounts shown for property and equipment and intangible assets are dependent upon the ability of the Company to obtain sufficient financing to continue its cultivation and production processes and complete the pharmaceutical research and development program centered on the lead asset, micro-palmitoylethanolamide ("micro-PEA").

As at December 31, 2019, the Company has an accumulated deficit of $78.5 million, a net loss of $52 million and a working capital surplus of $2.3 million. Whether, and when, the Company can attain profitability and positive cash flows from operations is subject to material uncertainty.  The application of the going concern assumption is dependent upon the Company's ability to generate future profitable operations and obtain necessary financing to do so. The Company will need to raise additional capital in order to fund its planned operations and meet its obligations. While the Company has been successful in obtaining financing to date and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, there can be no assurance that the Company will achieve profitability and be able to do so on terms favourable for the Company. The above events and conditions indicate there is a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

Subsidiaries

These financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which FSD has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee.

The Company has the following subsidiaries
Entity Name	Country	Ownership percentage December 31, 2019	Ownership percentage December 31, 2018
		%	%
FV Pharma Inc.	Canada	100	100
Prismic Pharmaceuticals Inc.	USA	100	–

2. Basis of presentation

[a] Statement of compliance

These financial statements have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The policies set out below have been consistently applied to all periods presented, unless otherwise noted. Certain comparative figures have been reclassified to conform to the current year's presentation.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 3, 2020.

[b] Basis of measurement

These financial statements have been prepared on a historical cost basis. Historical costs are generally based upon the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment ("IFRS 2") and measurements that have some similarities to fair value, but are not fair value, such as value in use in IAS 36 Impairment of Assets.

[c] Basis of presentation

The accompanying financial statements include the accounts of FSD and its subsidiaries, FV Pharma and Prismic. The financial statements incorporate the assets and liabilities of the Company and its subsidiaries as at December 31, 2019 and 2018 and the results of these subsidiaries for the years then ended.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

Subsidiaries are all those entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. All intra-entity assets and liabilities, revenue, expenses and cash flows relating to transactions between subsidiaries of the Company are eliminated in full on consolidation.

[d] Functional currency and presentation currency

These financial statements are presented in Canadian dollars, which is the functional currency of the Company. The functional currencies of the Company's wholly owned subsidiaries is as follows:

FV Pharma	Canadian Dollars
Prismic	United States Dollars

[e] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments, apart from those involving estimations, that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

[i] Going concern

At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

[ii] Estimated useful lives, residual values and depreciation of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgment. The assessment of any impairment of these assets' is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

[iii] Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, expected selling and list prices and expected yields for the cannabis plants. In assessing the recoverability of final inventory values, management compares the inventory cost to estimated net realizable value. Further information on estimates used in determining the fair value of biological assets is contained in Note 8.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

[iv] Estimated useful life and amortization of intangible assets

The Company employs significant estimates to determine the estimated useful lives of intangible assets, considering the nature of the asset, contractual rights, expected use and review of asset useful lives. The Company reviews amortization methods and useful lives annually or when circumstances change and adjusts its amortization methods and assumptions prospectively.

[v] Impairment of property, plant and equipment and intangible assets

Impairment testing requires management to make estimates related to future cash flow projections and market trends. Impairment of property, plant and equipment and intangible assets is influenced by judgment in defining a cash generating unit and determining the indicators of impairment and estimates used to measure impairment losses.

[vi] Valuation of share-based payments and warrants

Management measures the costs for share-based payments and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected term, expected risk-free interest rate and the rate of forfeiture. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based payments and warrants.

[vii] Valuation of private company investments

The financial information of private companies may not always be available, or such information may be insufficient or unreliable for valuation purposes. In determining the fair value of shares held in private company investments, management is required to make certain estimates and assumptions regarding the fair value as of the reporting date. Assumptions are made and estimates are used in applying the valuation techniques to determine fair value. These include the most recently available financial statements of the investee, price for most recently completed financing, as well as closely comparable public companies and general market and economic conditions. Such investments are classified as Level 3 within the fair value hierarchy. The value at which the Company could ultimately realize upon disposition of these investments may differ from their carrying value and such differences could be material.

[viii] Asset acquisition

In the acquisition of Prismic on June 28, 2019 judgment was required to determine if the acquisition represented either a business combination or an asset purchase. Management concluded that Prismic did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill recognized on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgments. Refer to Note 5 for additional information on the Company's asset acquisition.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

3. Significant accounting policies

[a] Cash

Cash consists of cash and cash held in trust accounts. There are no restrictions on cash held in trust.

[b] Property, Plant and Equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses, with the exception of land which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in consolidated statements of loss and comprehensive loss.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statements of loss and comprehensive loss.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in the consolidated statements of loss and comprehensive loss.

Depreciation is based on the estimated useful lives of the assets provided as follows:

Computer equipment	30% declining balance
Production equipment	20% declining balance
Furniture and fixtures	20% declining balance
Facility and related	20 years under straight-line
Land	Not amortized

An item of property, plant and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from their use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of loss and comprehensive loss when the asset is derecognized. The assets' residual values, useful lives and methods of depreciation and the depreciation charge are adjusted prospectively, if appropriate.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

[c] Finite-lived Intangible Assets

Finite-lived intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized in profit or loss on a straight-line basis over the following terms:

Intellectual Property	5 years

[d] Revenue Recognition

The Company's accounting policy for revenue recognition under IFRS 15, Revenue from Contracts with Customers ("IFRS 15") is to follow a five step model to determine the amount and timing of revenue to be recognized i) identify the contract with a customer; ii) identify the performance obligations in the contract; iii) determine the transaction price; iv) allocate the transaction price to the performance obligations in the contract; and v) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from the sale of cannabis is recognized when the Company transfers control of the good to the customer. This is generally considered to have occurred when products have been delivered to the location specified in the sales contract and accepted by the customer.

The Company recognizes revenue in an amount that reflects the consideration the Company expects to receive taking into account any variation that may result from rights of return.

The Company is required to remit excise tax to the Canada Revenue Agency on the sale of medical cannabis in Canada. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. In accordance with IFRS 15, revenue presented on the Consolidated Statements of Loss and Comprehensive Loss, represents revenue from the sale of goods less applicable excise tax.

Areas of judgment include identifying the customer per the definition within IFRS 15 and determining whether control has passed to the customer.

[e] Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated to Canadian dollars at the foreign exchange rate applicable at that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The assets and liabilities of foreign operations with functional currencies other than Canadian dollars, are translated into Canadian dollars at year-end exchange rates. Income and expenses, and cash flows of such foreign operations are translated into Canadian dollars using average exchange rates for the period. Exchange differences resulting from translating foreign operations are recognized in other comprehensive loss and accumulated in equity.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

[f] Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

• Financial assets

On initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income (''FVOCI''), or fair value through profit and loss (''FVTPL''). The classification of financial assets is based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

  It is held within a business model whose objective is to hold assets to collect contractual cash flows; and
  Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	Subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

Subsequently measured at amortized cost using the effective interest method, less any impairment losses. Interest income, foreign exchange gains and losses and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

• Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

The Company classifies its financial liabilities as either financial liabilities at FVTPL or amortized cost.

Subsequent to initial recognition, other liabilities are measured at amortized cost using the effective interest method. Financial liabilities at FVTPL are stated at fair value with changes being recognized in profit or loss.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

• Financial liabilities and equity instruments

• Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

• Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

• Classification of financial instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics and management intent as outlined below:

Classification

Cash	Amortized cost
Trade and other receivables	Amortized cost
Other investments	Fair value through profit or loss
Trade and other payables	Amortized cost
Derivative liability	Fair value through profit or loss
Notes payable	Amortized cost

• Impairment of financial assets

An expected credit loss ("ECL") model applies to financial assets measured at amortized cost. The Company's financial assets measured at amortized cost and subject to the ECL model consist primarily of trade and other receivables. The Company applies the simplified approach to impairment for trade and other receivables by recognizing a loss allowance based on lifetime expected losses at each reporting date taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its trade and other receivables using the expected credit loss model, and no material difference was noted.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

[g] Biological Assets

The Company's biological assets consist of cannabis plants. The Company capitalizes the direct and indirect costs incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. The Company then measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of inventory after harvest. This is determined using a model that estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount by the expected selling price less costs to sell per gram. The net unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related period.

[h] Inventory

Inventory of harvested work-in-process and finished goods are valued at the lower of cost and net realizable value. Inventory of harvested cannabis is transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventory for supplies and consumables are valued at the lower of cost and net realizable value, with cost determined using the average cost basis.

[i] Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are tested for impairment when there are indicators of impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. Intangible assets with an indefinite useful life are tested for impairment at least annually in the fourth quarter and whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in net loss equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

[j] Income Taxes

Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

[k] Share-based Compensation

Stock options and warrants awarded to non-employees are accounted for using the fair value of the instrument awarded or service provided, whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method.  The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

[l] Net Loss per Share

Net loss per share is calculated based on the loss for the financial year and the weighted average number of common shares outstanding during the year. Diluted net loss per share is calculated using the loss for the financial year adjusted for the effect of any dilutive instruments and the weighted average diluted number of shares [ignoring any potential issue of common shares that would be anti-dilutive] during the year.

New standards, amendments and interpretations adopted by the Company

IFRS 16 - Leases ["IFRS 16"]

The Company has adopted IFRS 16 with an initial adoption date of January 1, 2019. The Company utilized the modified retrospective method to adopt the new standard and therefore, the comparative information has not been restated and continues to be reported under IAS 17, Leases and related interpretations.

IFRS 16 specifies how leases will be recognized, measured, presented and disclosed and it provides a single lessee model requiring lessees to recognize right-of-use assets and lease liabilities for all major leases. The Company's accounting policy under IFRS 16 is as follows.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of identified asset for a period of time in exchange for consideration. The Company recognized a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of the costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use assets are depreciated to the earlier of the end of useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of the consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset can be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, and the Company's incremental borrowing rate. The Company used an incremental borrowing rate to measure the lease liabilities in the opening balance sheet at January 1, 2019 of 7.73%.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from the change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, unless it has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less or to leases of low value assets when applicable. The lease payments associated with those leases is recognized as an expense on a straight-line basis over the lease term. The Company has also elected to apply the practical expedient to grandfather the assessment of which transactions are leases on the date of initial application, as previously assessed under IAS 17 and IFRIC 4 Determining Whether an Arrangement Contains a Lease. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

On initial application, the Company has elected to record right-of-use assets at the amount of the corresponding lease liability. Right-of-use assets and lease obligations of $243,818 were recorded as at January 1, 2019. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019.

The following table reconciles the Company's operating lease obligations at December 31, 2018, as previously disclosed in the Company's audited financial statements for the year ended December 31, 2018, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019:

$
Aggregate lease commitments as disclosed at December 31, 2018	315,528
Less: Adjustment to lease commitments	(24,528)
Less: Impact of present value	(47,182)
Opening IFRS 16 lease obligation as at January 1, 2019	243,818

The Company did not have any leases subject to the low-value or short-term lease recognition exemptions upon adoption of IFRS 16 and as at December 31, 2019.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

4. Reverse Takeover Transaction

Century Financial Capital Group Inc. ("Century") and FV Pharma executed a definitive business combination agreement on March 9, 2018 (the "Definitive Agreement"), whereby FV Pharma would be combined with Century to continue the business of FV Pharma.

Under the terms of the Definitive Agreement, the Transaction was completed by way of a "three-cornered amalgamation" pursuant to the provisions of the Business Corporations Act (Ontario), whereby 2620756 Ontario Inc., a wholly-owned subsidiary of Century, amalgamated with FV Pharma (the "Amalgamation"), and the amalgamated entity is now a wholly-owned subsidiary of the Company (the "Transaction").

Pursuant to the terms of the Definitive Agreement and in connection with the Amalgamation:

● Century amended its articles to: (i) amend and designate its outstanding common shares (the "Existing Century Shares") as Class B subordinate voting shares (the "Century Class B Shares"); and (ii) create a new class of Class A multiple voting shares (the "Century Class A Shares");

● holders of outstanding Class A common voting shares of FV Pharma (the "FV Class A Shares") received one (1) Century Class A Share for each one (1) FV Class A Share held;

● holders of outstanding Class B common non-voting shares of FV Pharma (the "FV Class B Shares" and, together with the FV Class A Shares, the "FV Shares"), including FV Class B Shares issued on conversion of the Subscription Receipts, received one (1) Century Class B Share for each one (1) FV Class B Share held; and

● all outstanding options to purchase FV Pharma Class B shares and options to purchase Century shares were exchanged, on an equivalent basis, for options to purchase Class B shares of the Company, and all outstanding warrants to purchase FV Pharma Class B Shares and warrants to purchase Century shares were exchanged, on an equivalent basis, for warrants to purchase Class B shares of the Company.

The Transaction has been accounted for as a "reverse takeover" as the issuance of shares to the former shareholders of FV Pharma resulted in the former shareholders of FV Pharma holding a majority of the issued and outstanding shares of the Company. Under this method of accounting, FV Pharma (the legal subsidiary) is deemed to be the acquirer and Century (the legal parent) is deemed to be the acquired company.

5. Acquisition of Prismic Pharmaceutical

On June 28, 2019, the Company closed the acquisition of Prismic by acquiring all of the issued and outstanding Prismic Shares from the holders thereof. Prismic is a U.S.-based specialty research and development pharmaceutical company that is developing non-addictive prescription drugs for the treatment of pain and inflammation. Prismic's goal is to address the opioid crisis based on formulations utilizing micro-PEA's complimentary effect on certain drugs used to impact the body's endocannabinoid system.

It was determined that the acquisition of Prismic did not qualify as a business combination in accordance with IFRS 3 Business Combinations ["IFRS 3"] and therefore it was accounted for as an asset acquisition. The individual identifiable assets acquired and liabilities assumed were identified and the purchase consideration was allocated based on the relative fair values of the acquired assets and assumed liabilities.

The total consideration for the purchase of Prismic was $20,887,209. The purchase consideration consisted of $16,431,818 of Class B subordinate voting shares, $2,567,305 of share options and $1,888,086 of warrants. The fair value of the Class B subordinate voting shares was determined based on a total of 510,940 shares issued and a fair value of $32.16 per share, which reflects the share price on the date of acquisition. The fair value of the 89,898 share options and 67,598 warrants issued as part of the consideration were determined using a black-scholes options pricing model with the following assumptions:

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

	Share Options	Warrants
Grant date share price	$32.16	$32.16
Exercise Price	$2.61 - $17.89	$2.61 - $26.73
Expected dividend yield	-	-
Risk free interest rate	1.39% - 1.66%	1.41% - 1.52%
Expected life (years)	0.98-16.21	1.39-6.55
Annualized volatility	100%	100%

The allocation of the total purchase consideration to the identifiable assets acquired and liabilities assumed as at the date of acquisition was as follows:

Fair value
recongized on
acquisition
$
Cash	2,329
Prepaids	26,174
Intellectual Property	24,648,915
Trade and other payables	(1,867,250)
Short-term notes	(195,475)
Notes payable	(1,727,484)
20,887,209

6. Trade and other receivables

The Company's trade and other receivables include the following:

	December 31,	December 31,
	2019	2018
	$	$
Sales tax recoverable	2,033,535	982,663
Rent receivable	12,990	8,325
Other	23,530	—
	2,070,055	990,988

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

7. Inventory

Inventory as at December 31, 2019 is as follows:

		Biological asset
		fair value
	Capitalized cost	adjustment	Impairment	Carrying value
	$	$	$	$

Harvested cannabis
Work in process	1,576,556	(431,627)	(605,598)	539,331
Finished good	82,463	15,707	(76,979)	21,191
	1,659,019	(415,920)	(682,577)	560,522
Hemp products
Raw materials	100,000	—	—	100,000
	100,000	—	—	100,000
Other inventory
Supplies	282,417			282,417
	282,417	—	—	282,417

	2,041,436	(415,920)	(682,577)	942,939

Costs of sales primarily relate to production related expenditures not capitalized due to start-up costs, underutilization and impairment charges. Prior to the receipt of the Company's Health Canada cultivation license on October 13, 2017, the Company did not incur production related expenditures.

During the year ended December 31, 2019 the Company recognized in costs of revenue $1,315,941 (2018 - nil) related to inventory impairment charges.

There was no inventory as at December 31, 2018.

8. Biological assets

Biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

$

Balance, December 31, 2018	—
Capitalized costs	1,297,734
Change in fair value less costs to sell due to biological transformation	(682,739)
Transferred to inventory upon harvest	(614,995)

Balance, December 31, 2019	—

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model that estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount by the expected selling price less costs to complete and sell per gram.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company's method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The Company capitalizes costs to biological assets in a manner consistent with the principles in IAS 2 (including but not limited to the determination of what types of costs are capitalized).

The following table identifies each significant unobservable input used to estimate the fair value of biological assets:

Assumptions:		As at December 31, 2019
Input
i	Expected yields for cannabis plants (average grams per plant)	13 grams dry flower 16 grams dry trim
ii	Weighted average number of growing weeks completed as a percentage of total growing weeks as at period end	73%
iii	Estimated selling price per gram	$1.00 for flower $0.50 for trim
iv	After harvest cost to complete and sell per gram	$1.91 for dry flower $1.25 for dry trim

As at December 31, 2019 the fair value less costs to complete and sell of biological assets was nil. A change of plus or minus 10% of any of the above assumptions would not result in any change in the balance recognized of nil as at December 31, 2019.

The Company estimates the harvest yields for cannabis at various stages of growth. As of December 31, 2019, it is expected that the Company's cannabis plants will yield approximately 19,532 grams of dry flower and 25,002 grams of dry trim when harvested. It was estimated that these plants as of December 31, 2019 had completed 73% of the expected growth cycle, which is estimated at 12 weeks.

These estimates are subject to volatility in market prices and a number of factors, which could significantly affect the fair value of biological assets in future periods. The Company's estimates are, by their nature, subject to change, and differences from the anticipated yield and the other assumptions will be reflected in the gain or loss on biological assets in future periods.

The fair value adjustments on biological assets are presented separately on the statements of loss and comprehensive loss.

Biological assets as at December 31, 2018 were determined to have a fair value of nil.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

9. Other investments

The following table outlines changes in other investments.

			Balance at			Change in fair	Balance at
			December 31,		Proceeds	value through	December 31,
Entity	Instrument	Note	2018	Additions	from sale	profit or loss	2019
			$	$	$	$	$
Pharmadrug Inc.	Shares	(i)	-	3,000,000	—	(2,660,940)	339,060
Cannara Biotech Inc.	Shares	(ii)	11,215,395	—	—	(2,146,357)	9,069,038
Clover Cannastrip	Shares	(iii)	1,500,000	—	—	(1,500,000)	—
High Tide	Shares	(iv)	1,798,040	—	614,520	(1,183,520)	—
High Tide	Warrants	(iv)	251,115	—	—	(251,115)	—
HUGE Shops	Shares	(v)	1,300,000	—	—	(539,132)	760,868
SciCann Therapeutics	Shares	(vi)	1,999,991	—	—	(1,287,743)	712,248
Solarvest BioEnergy Inc.	Shares	(vii)	—	690,000	—	(255,000)	435,000
Solarvest BioEnergy Inc.	Warrants	(vii)	—	385,784	—	(269,134)	116,650
Solarvest BioEnergy Inc.	Convertible debenture	(vii)	—	1,924,216	—	(1,576,216)	348,000
			18,064,541	6,000,000	614,520	(11,669,157)	11,780,864

(i) Pharmadrug Inc. (Formerly known as "Aura Health Inc.")

On April 16, 2019, the Company entered into a share exchange agreement with Aura Health Inc. ("Aura"). Pursuant to the share exchange agreement, FSD acquired 13,562,386 common shares at $0.2212 per share in the capital of Aura in exchange for the issuance of 65,577 Class B shares of the Company at $45.75 for a total value of $3,000,000. The FSD shares issued to Aura were subject to a purchase price adjustment, such that FSD would be required to issue additional shares to Aura should the weighted average trading price of FSD's shares fall below the issue price. As the number of additional shares to be issued under the agreement were dependent on the FSD share price, it was determined that this created a derivative liability. As a result of the decline in the Company's share price, on September 20, 2019, 61,892 additional Class B shares of the Company were issued to Aura as part of the adjustment of purchase price and a corresponding loss on change in fair value of derivative liability of $1,422,036 was recorded in the statements of loss and comprehensive loss. The Company's investment in Aura has been classified as level 1 within the fair value hierarchy - quoted market price. During the fiscal year 2019, Aura announced a name change to Pharmadrug Inc.

(ii) Cannara Biotech Inc. ("Cannara")

The Company's investment in 85,003,750 Class B shares of Cannara are subject to an escrow arrangement with timed releases of a predetermined quantity of shares at set intervals over a three-year period. Consequently, unrestricted shares that are not subject to escrow are valued at market price and shares that are held in escrow are subject to a discount rate. The valuation at December 31, 2019 was based on the December 31, 2019 quoted market price of $0.125 per share, subject to an aggregate discount for the escrow conditions determined to be 19.53% ($1,556,431). The 21,250,935 unrestricted Class B shares have been classified as level 1 within the fair value hierarchy - quoted market price. The remaining 63,752,815 Class B shares held in escrow has been classified as level 2 within the fair value hierarchy - valuation technique with observable inputs. The Company was a founder of Cannara and previously had common directors during 2018. Subsequent to December 31, 2019, the Company sold all 85,003,750 Class B shares for gross proceeds of $7,743,492 (refer to Note 25).

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

(iii) Clover Cannastrip Thin Film Technologies Corp. ("Clover")

On September 6, 2018, the Company subscribed for $1,500,000 of equity units in a brokered private placement by Clover. The equity investment is measured at fair value through profit or loss. Clover is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at December 31, 2019, the fair value was determined to be nil based on the financial position of Clover and the Company's ability to recover its investment.

(iv) High Tide Inc.

The investment included 4,551,999 shares and 2,000,000 warrants. On November 22, 2019 the Company sold the shares and warrants of High Tide Inc. for total cash proceeds of $614,520.

(v) HUGE Shops

The investment includes 17,333,333 shares based on the December 2018 subscription price of $0.075 per share. The equity investment is measured at fair value through profit or loss. Huge Shops is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at December 31, 2019, the Company determined the best information to assess the fair value of the investment was based on movement of comparable public companies share prices and cannabis sector index resulting in decline in the fair value of investment of 41.5% from December 31, 2018. Comparable companies were determined in looking at product offering, relative size of operations, geographical market and other factors. A change in this assumption of plus or minus 10% would result in a corresponding change in fair value of the investment of approximately $54,000.

(vi) SciCann Therapeutics Inc.

The investment includes 117,648 shares based on the subscription price in May of 2018 and October of 2018 of $17 per share. The equity investment is measured at fair value through profit or loss. SciCann Therapeutics Inc. is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at December 31, 2019, the Company determined the best information to assess the fair value of the investment was based on movement of comparable public companies share prices and cannabis sector index resulting in decline in the fair value of investment of 64.4% from December 31, 2018. Comparable companies were determined in looking at product offering, relative size of operations, geographical market and other factors. A change in this assumption of plus or minus 10% would result in a corresponding change in fair value of the investment of approximately $129,000.

(vii) Solarvest BioEnergy Inc. ("Solarvest")

On May 7, 2019, the Company acquired 3,000,000 common shares, 3,000,000 warrants and a convertible debenture at a principal amount of $2,400,000 for a total fair value of $3,000,000 of Solarvest in exchange for 49,751 Class B common shares of the Company with a fair value of $2,500,000 based on a market price of $50.25 and recognition of a derivative liability of $500,000. Under the terms of the agreement, the Company has guaranteed a minimum liquidation value of its shares to Solarvest of $3,000,000 resulting in recognition of derivative liability. If the liquidation value of the Company's shares is below $3,000,000, the Company would be required to issue additional shares for the difference in actual value realized and the minimum guaranteed value.

As at December 31, 2019, the fair value of the shares was determined based on the quoted market price of the shares at $0.145 per share. The fair value of the associated warrants is based on the Black-Scholes model with the following assumptions: exercise price $0.25, risk free rate 1.71%, expected volatility 94%, expected life 1.35 years and expected dividend yield of 0%. Fair value of the convertible debenture is calculated as: i) principle amount of debt: $2,400,000 multiplied by ii) conversion ratio of $1 per share multiplied by iii) SVS share price as at December 31, 2019 of $0.145. The shares have been classified as level 1 within the fair value hierarchy - quoted market price, and the warrants and convertible debenture have been classified as level 2 - valuation technique with observable market inputs.

As at December 31, 2019, the fair value of the derivative liability was $2,646,269 resulting in recognition of loss on change in fair value of derivative liability of $2,146,269. The fair value was determined based on the additional common shares of the Company required to be issued to Solarvest to meet the minimum liquidation value of $3,000,000. Subsequent to December 31, 2019, the Company issued 225,371 shares to Solarvest to settle this derivative liability (refer to Note 25).

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

10. Right-of-use asset

The right-of-use asset as at December 31, 2019 is as follows:

$
Balance – January 1, 2019	243,818
Depreciation	(48,764)
Impairment	(67,644)
Balance – December 31, 2019	127,410

The right-of-use asset relates to an office lease. As of December 31, 2019, the Company did not occupy the leased premise and was in the process of subleasing the space. The right-of-use asset has been impaired as of December 31, 2019 and was written down to the present value of the expected future lease payments to be received from subleasing the premise over the remaining term of the lease.

11. Property, plant and equipment

Property, plant and equipment as at December 31, 2019 is as follows:

	Furniture and	Computer	Facility and	Production
	fixtures	equipment	related	equipment	Land	Total
	$	$	$	$	$	$
Cost
Balance, December 31, 2017	123,218	—	7,068,820	—	1,100,000	8,292,038
Additions	209,795	220,150	3,350,156	252,731	—	4,032,832
Balance, December 31, 2018	333,013	220,150	10,418,976	252,731	1,100,000	12,324,870
Additions	126,425	73,183	142,824	191,686	—	534,118
Impairment	(86,730)	—	(101,683)	(26,643)	—	(215,056)
Balance, December 31, 2019	372,708	293,333	10,460,117	417,774	1,100,000	12,643,932
Accumulated depreciation
Balance, December 31, 2017	—	—	—	—	—	—
Depreciation	76,179	66,045	—	40,970	—	183,194
Balance, December 31, 2018	76,179	66,045	—	40,970	—	183,194
Depreciation	100,652	68,186	439,903	87,084	—	695,825
Impairment	(27,754)	—	(5,084)	(6,394)	—	(39,232)
Balance, December 31, 2019	149,077	134,231	434,819	121,660	—	839,787
Carrying value
Balance, December 31, 2018	256,834	154,105	10,418,976	211,761	1,100,000	12,141,676
Balance, December 31, 2019	223,631	159,102	10,025,298	296,114	1,100,000	11,804,145

During the year ended December 31, 2019, the Company capitalized $131,955 (2018 - nil) of depreciation to the production of biological assets and inventory.

During the year, the Company completed a review of the recoverable amount of items of property, plant and equipment for which indicators of impairment were present. The review led to the recognition of an impairment loss of $175,824 which has been recognized in the statement of loss and comprehensive loss.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

12. Intangible asset

Intangible asset as at December 31, 2019 is as follows:

$
Cost
Balance, December 31, 2018	—
Acquisition of Prismic Pharmaceuticals Inc.	24,648,915
Additions	389,640
Effects of foreign exchange	(186,463)
Balance, December 31, 2019	24,852,092

Accumulated amortization
Balance, December 31, 2018	—
Amortization	2,534,047
Effects of foreign exchange	(40,887)
Balance, December 31, 2019	2,493,160

Carrying value
Balance, December 31, 2018	—
Balance, December 31, 2019	22,358,932

The Company acquired intellectual property as part of the acquisition of Prismic on June 28, 2019. Refer to Note 5 for additional details. The life of the intellectual property has been determined to be 5 years. Amortization of the intellectual property commenced on the date of acquisition.

13. Lease obligations

The lease obligations as at December 31, 2019 are as follows:

$

Balance – January 1, 2019	243,818
Add: Interest Expense	15,258
Less: Lease Payments	(56,207)
Balance – December 31, 2019	202,869

Current	56,207
Non-current	146,662
Balance – December 31, 2019	202,869

Lease obligations are related to the Company's office lease. As of December 31, 2019, the Company did not occupy the leased premise and was in the process of subleasing the space. Subsequent to December 31, 2019 the Company subleased the premise.

The following table sets out a maturity analysis of the lease payments payable, showing the undiscounted lease payments to be paid on an annual basis, reconciled to the lease obligation.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

$

Less than one year	56,206
One to two years	59,642
Two to three years	59,954
Three to four years	59,954
Therafter	—

Total undiscounted lease payments payable	235,756
Less: impact of present value	(32,887)

Balance as at December 31, 2019	202,869

14. Notes Payable

Notes payable consists of the following:

$
Short-term notes	193,996
Notes payable	1,714,416
Balance as at December 31, 2019	1,908,412

Short-term notes

The short-term notes represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured, are due on demand and accrue interest a rate of 10% per annum. The notes are held by former Directors and Shareholders of Prismic.

Notes payable

The notes payable represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured and are due on demand. The notes accrue interest a rate of 20% per annum. The notes are held by former Directors and Shareholders of Prismic.

15. Share capital

[a] Authorized

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per class A share held. Class A shares are held by certain original founders of the Company.

[b] Issued and outstanding

Reconciliation of the Company's share capital is as follows:

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018
	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$

Balance, December 31, 2017	72	201,500	3,794,846	12,794,963	354,996	2,116,900
Share issued	—	—	2,268,035	47,853,745	—	—
Share issuance costs	—	—	—	(6,634,405)	—	—
Reverse acquisition	—	—	545,505	9,868,179	37,313	118,875
Warrant valuations	—	—	—	(2,366,670)	198,835	2,366,670
Share-based payments	—	—	—	—	—	294,287
Share options exercised	—	—	190,463	5,145,825	—	—
Share options cancelled	—	—	—	—	—	—
Warrants exercised	—	—	44,931	1,254,665	(44,932)	(454,587)
Balance, December 31, 2018	72	201,500	6,843,780	67,916,302	546,212	4,442,145

Balance, December 31, 2018	72	201,500	6,843,780	67,916,302	546,212	4,442,145
Shares issued [a] [b] [c] [d] [e]	—	—	408,651	11,539,417	—	—

Issued on acquisition of net assets of Prismic
Pharmaceuticals, Inc. [f]	—	—	510,940	16,431,818	67,598	1,888,086
Share options exercised	—	—	130,189	1,782,438	—	—
Warrants exercised	—	—	12,167	145,174	(12,167)	(50,183)
Warrants expired	—	—	—	—	(134,192)	(535,014)
Balance, December 31, 2019	72	201,500	7,905,727	97,815,149	467,451	5,745,034

[a] On April 24, 2019, the Company entered into a share exchange agreement with Aura. Pursuant to the share exchange agreement, FSD acquired 13,562,386 common shares at $0.2212 per share in the capital of Aura in exchange for the issuance of 65,577 Class B shares of the Company at $45.75 for a total value of $3,000,000.

On September 20, 2019, the Company issued an additional 61,892 Class B shares as part of the adjustment of purchase price related to the share exchange agreement with Aura to settle the related derivative liability. As part of the settlement, the Company recognized a loss on change in the fair value of derivative liability of $1,422,036.

[b] On May 7, 2019, the Company entered into an agreement with Solarvest. Per the agreement the Company issued 49,751 Class B Shares to Solarvest in exchange for the investment in Solarvest. Refer to note 9 for details regarding the investment in Solarvest.

[c] On October 4, 2019, the Company issued 3,735 Class B shares in settlement for trade payables of $25,000.

[d] On October 16, 2019, the Company completed a reverse share split of 201 to 1 Class B Shares. All share and per share amounts for all periods presented in these financial statements have been adjusted retrospectively to reflect the reverse share split.

[e] On November 4, 2019, the Company completed a private placement through the issuance of 228,670 Class B shares at a price of $20.10 per share for total gross proceeds of $4,593,777.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

Cash transactions costs related to the private placement were $32,705. A portion of the shares issued under the private placement were to related parties of the Company, including Directors and Officers of the Company (refer to Note 21).

[f] The Company acquired all outstanding common and preferred shares of Prismic through the issuance of an aggregate of 510,940 Class B Shares. The Class B Shares issued to the Prismic shareholders were deposited into escrow upon closing of the transaction, and are subject to an 18-month staggered escrow release.

The changes in the number of warrants outstanding during the years ended December 31, 2019 and 2018 were as follows:

	Number of warrants	Weighted average exercise price
	#	$
Outstanding as at December 31, 2017	354,996	5.80
Granted	236,148	16.57
Exercised	(44,932)	17.79
Outstanding as at December 31, 2018	546,212	9.47
Granted	67,598	10.45
Exercised	(12,167)	7.81
Expired	(134,192)	7.64
Outstanding as at December 31, 2019	467,451	10.20

Measurement of fair values

The fair value of warrants outstanding during the years ended December 31, 2019 and 2018 were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2019	2018
Grant date share price	$32.16	$4.42 - $18.09
Exercise price	$2.61 - $26.73	$4.42 - $26.13
Expected dividend yield	-	-
Risk free interest rate	1.41% - 1.52%	1.70% - 2.17%
Expected life	1.39 - 6.55	2 years
Expected volatility	100%	100%

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

The following table is a summary of the Company's warrants outstanding as at December 31, 2019:

Warrants Outstanding

	Exercise price	Number outstanding
Expiry Date	$	#
November 30, 2020	2.61	16,787
September 15, 2022	4.42	199,005
August 1, 2021	5.43	4,476
September 11, 2023	5.43	22,382
January 5, 2020	6.03	37,313
July 24, 2023	13.07	3,357
May 20, 2023	16.08	7,311
May 24, 2022	18.09	163,535
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	10.20	467,451

The following table is a summary of the Company's warrants outstanding as at December 31, 2018:

Warrants Outstanding

	Exercise price	Number outstanding
Expiry Date	$	#

September 15, 2022	4.42	199,005
October 20, 2019	7.56	11,970
November 1, 2019	7.56	69,240
November 14, 2019	7.56	52,532
November 21, 2019	7.56	10,263
December 12, 2019	7.56	1,084
December 29, 2019	7.56	1,072
January 5, 2020	6.03	37,313
May 24, 2022	18.09	163,733
	9.47	546,212

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

16. Share-based compensation

The Company has established a share option plan (the "Option Plan") for directors, officers, employees and consultants of the Company. The Company's Board of Directors determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

Share-based payment arrangements

The changes in the number of share options during the years ended December 31, 2019 and 2018 were as follows:

	Number of options	Weighted average exercise price
	#	$
Outstanding as at December 31, 2017	206,219	4.44
Granted	593,781	65.80
Exercised	(240,214)	11.31
Cancelled	(74,627)	10.05
Outstanding as at December 31, 2018	485,159	74.53
Granted	1,363,322	20.68
Exercised	(82,094)	10.02
Forfeited	(12,438)	56.28
Cancelled	(299,006)	115.80
Outstanding as at December 31, 2019	1,454,943	21.96
Exercisable as at December 31, 2019	1,200,242	21.24

Measurement of fair values

The fair value of share options granted during the years ended December 31, 2019 and 2018 were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018
	2019	2018
Grant date share price	$6.45 — $75.38	$10.05 — $142.71
Exercise price	$7.17 — $75.38	$10.05 — $148.74
Expected dividend yield	—	—
Risk free interest rate	1.24% — 1.90%	1.97% — 2.41%
Expected life	5 years	5 years
Expected volatiity	100%	100%

Expected volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on government bonds with a remaining term equal to the expected life of the options.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

The following table is a summary of the Company's share options outstanding as at December 31, 2019:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
$	#	#	$	#
2.61	35,065	3.49	2.61	35,065
4.42	99,502	2.71	4.42	99,502
5.43	16,264	3.49	5.43	16,264
10.65	3,730	3.49	10.65	3,730
13.07	10,855	3.49	13.07	10,855
13.47	1,418	3.49	13.47	1,418
16.08	18,409	3.49	16.08	18,409
17.89	4,178	3.49	17.89	4,178
18.09	37,313	3.34	18.09	37,313
20.10	493,363	4.72	20.10	493,363
21.11	12,438	4.67	21.11	12,438
24.12	9,950	4.59	24.12	6,219
26.13	14,925	3.62	26.13	14,925
40.20	29,851	4.45	40.20	22,388
44.22	2,488	3.41	44.22	2,488
47.24	1,493	4.37	47.24	1,493
50.25	227,861	5.09	50.25	129,353
52.26	498	4.21	52.26	498
55.28	498	4.12	55.28	498
59.30	498	3.96	59.30	498
7.17	199,005	4.83	7.17	199,005
7.50	—	—	7.50	—
75.38	498	4.04	75.38	498
7.63	203,750	5.34	7.63	58,750
86.43	1,244	3.88	86.43	1,244
88.44	14,925	3.87	88.44	14,925
120.60	9,950	3.71	120.60	9,950
142.71	4,974	3.74	142.71	4,975
21.96	1,454,943	4.59	21.24	1,200,242

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

The following table is a summary of the Company's share options outstanding as at December 31, 2018:

	Options outstanding		Options exercisable
		Weighted average
		remaining contractual
Exercise price	Number outstanding	life [years]	Exercise price	Number exercisable
$	#	#	$	#
4.42	149,254	3.71	4.42	149,254
5.03	2,488	0.98	5.03	2,488
18.09	42,289	4.35	18.09	42,289
20.10	33,169	4.27	20.10	16,584
26.13	14,925	4.62	26.13	14,925
56.28	12,438	4.91	56.28	—
59.30	498	4.96	59.30	498
86.43	1,244	4.88	86.43	1,244
88.44	14,925	4.87	88.44	14,925
120.60	9,950	4.71	120.60	9,950
142.71	4,975	4.74	142.71	1,658
148.74	199,004	4.70	148.74	—
74.53	485,159	4.32	19.91	253,815

The Company recognized $16,061,319 of share-based compensation expenses during the year ended December 31, 2019 (2018 - $6,440,406), with a corresponding amount recognized in contributed surplus. Included within share-based compensation expense during the year ended December 31, 2019 is $1,730,794 (2018 - nil) for bonus expense to be paid subsequent to December 31, 2019 through the issuance of Class B common shares of the Company.30

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

17. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants and share options. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for year ended December 31 presented are as follows:

	2019	2018
	#	#
Warrants	467,451	546,212
Share Options	1,454,943	485,159
	1,922,394	1,031,371

18. General and administrative

Components of general and administrative expenses for the years ended December 31, 2019 and 2018 were as follows:

	2019	2018
	$	$
Professional fees	3,730,556	1,955,253
Stock promotion	2,902,453	2,803,588
Salaries, wages and benefits	2,267,308	1,740,720
Consulting fees	2,288,129	2,037,049
General office, travel and adminsitration expenditures	2,172,824	726,509
Repairs, maintenance and utilities	924,945	1,360,477
Shareholder and public company costs	440,746	124,973
Listing expense	—	7,991,791
Foreign exchange loss	84,568	—
	14,811,529	18,740,360

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

19. Income taxes

The reconciliation of income tax expense for the years ended December 31, 2019 and 2018 consists of the following:

	2019	2018
	$	$
Loss before income taxes	(52,013,186)	(22,710,624)
Statutory federal and provincial tax rate	26.50%	26.50%
Income tax recovery at the statutory tax rate	(13,783,494)	(6,018,315)
Permanent differences	7,797,290	2,706,000
Other adjustments	6,334,913	-
Change in tax benefits not recognized	(348,709)	3,312,315
	-	-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. Deferred tax liabilities at December 31, 2019 and 2018 are comprised of the following:

	2019	2018
Deferred tax liabilities	$	$
Other investments	(168,092)	(1,334,000)
Capital losses carried forward	168,092	1,334,000
Deferred tax liabilities not recognized	-	-

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following temporary differences:

	2019	2018
	$	$
Property, plant and equipment	1,054,843	-
Other investments	1,287,743	-
Share issuance costs	1,169,642	3,772,000
Non-capital losses carried forward - Canada	27,518,609	29,272,000
Net operating losses carried forward - US	274,454	-
Capital losses carried forward	350,465	-
Unrealized fair value on biological assets and inventory	1,098,497	-
	32,754,253	33,044,000

The Company’s Canadian non-capital income tax losses expire as follows:

$
2038	12,492,296
2039	15,026,313
27,518,609

20. Commitments and contingencies

Commitments

Supply Agreement with Canntab Therapeutics Ltd. and World Class Extractions Inc.

On February 12, 2019, the Company announced that it had entered into a three-way supply agreement with Canntab Therapeutics Ltd. ("Canntab"), World Class Extractions Inc. ("World Class") (collectively with the Company, the "Purchasers") and a Supplier to purchase up to 1,000 kg of the Supplier's 2018 organic hemp crop, for which the Company has already purchased a quantity with a value of $100,000, which amount has been recorded in its inventory. The Purchasers intend to extract CBD oil from the 2019-2024 organic hemp crops and process the oil into gel capsules and tablets at the Company's facility in Cobourg. The Purchasers have committed to collectively purchase $1,000,000 worth of hemp plus applicable taxes, from the 2019 crop.

As at December 31, 2019, no hemp has been received by the Company. The Company has provided a deposit of $166,667 to the Supplier as at year-end for hemp product to be received. As of December 31, 2019, the Company has an outstanding commitment to purchase an additional $166,667 of hemp product from the Supplier, representing the Company's share of the Purchasers' collective commitment to purchase $1,000,000 of hemp from the 2019 crop.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

Pursuant to the Agreement, the Supplier granted the Purchasers the right and option to purchase up to $5,000,000 of the Supplier's hemp crop for a period of 5 years commencing in 2019 at a purchase price of $100 per kg per 1% of CBD extracted from the flower.

Canntab is a Canadian cannabis oral dosage formulation company based in Markham, Ontario, engaged in the research and development of pharmaceutical-grade formulations of cannabinoids and trades on the Canadian Securities Exchange under the symbol PILL. World Class is understood to have developed an extraction process to produce quality, potent cannabis extracts using ultrasound to effectively produce extracts from cannabis and hemp and isolate essential compounds found in plant material. World Class trades on the Canadian Securities Exchange under the symbol PUMP. Certain Officers and Directors of the Company also serve as Directors of World Class.

Epitech License Agreement

Under the terms of the Company's License Agreement with Epitech Group SPA ("Epitech"), the Company has payments due to Epitech pending the achievement of specified milestones. Upon first notification by the Food and Drug Administration ("FDA") of approval of a New Drug Application, the non-refundable sum of USD $700,000 will be due and payable to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company will pay the non-refundable sum of USD $1,000,000 to Epitech.

For non-prescription drug rights, any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Epitech 25% of the lump sum payment received by the Company. For prescription drug rights the Company shall pay 5% of any one-off lump sum payments to Epitech as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay either a) 7% of Net Sales of the Licensed Product in a Product Regulatory Category other than prescription drugs place on the market by the Company; or b) 25% of Net Receipts received by the Company from Commercial Partners where Licensed Products in a Product Regulatory Category other than prescription drugs are placed on the market by such Commercial Partners; or c) 5% of Net Sales or Net Receipts of the Licensed Products in the Product Regulatory Category of prescription drugs. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

Supply Agreement with Pharmadrug Production GMBH ("Pharmadrug")

FV Pharma has a supply agreement with Pharmadrug whereby FV Pharma has committed to make the following quantities of cannabis available to Pharmadrug to purchase under the terms of the Supply Agreement:

Year	Commitment
2020	350 kilograms
2021	650 kilograms
2022	1,000 kilograms
2023	1,000 kilograms
2024	1,000 kilograms

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

Heritage Building Restoration Commitment

The Company has a commitment to restore the designated heritage building on the Company's premises. The estimated cost of restoration is $517,000.

Contingencies

Legal matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period.

Environmental

Management believes that there are no probable environmental related liabilities that will have a material adverse effect on the financial position or operating results of the Company.

Claims from suppliers

A dismissed contractor commenced a lien action combined with a breach of contract action in the Cobourg Superior Court of Justice in early 2019 claiming approximately $1,700,000 in various purported damages, with the claim for lien component of $188,309 being registered on November 26, 2018. The Company is defending the action and has taken steps to obtain particulars and inspect documents of the plaintiff which remain unaddressed to date. The Company has paid $235,387 to the Cobourg Superior Court to vacate the lien from title for which the funds stand both as security for the lien claim as well as its costs with the Cobourg Superior Court of Justice. The 2019 breach of contract claim has not been provisioned as the Company believes these proceedings are without merit and intends to defend itself from this claim.

Former employee

FSD hired an individual by way of employment agreement. The individual's employment was subsequently terminated in the probationary period due to non-performance/cause in February 2019. The individual retained legal counsel in or around February 15, 2019 demanding that he be provided (i) unpaid wages; (ii) unpaid holiday pay, (iii) payment for wrongful dismissal (one week) and (iv) breach of contract.

A hearing is scheduled for March 13, 2020 in front of the employment tribunal. The Company is of the view that the outcome will be unfavourable to the Company. For the year ended December 31, 2019, the Company recorded a provision of $97,320 in relation to the claimed amounts for unpaid wages and unpaid holiday pay. No amounts have been provisioned in respect of the claims for wrongful dismissal and breach of contract, as the Company is of the position that they will be able to successfully defend themselves from these claims.

Class Action

On February 22, 2019, a shareholder in FSD commenced a proposed class action proceeding against the Company by issuing a statement of claim in the Ontario Superior Court. Amongst other causes of action, the individual seeks leave to bring a claim pursuant to s.138 of the Ontario Securities Act, alleging the Company made statements containing misrepresentations related to the build-out of the Company's Cobourg facility.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

On October 16, 2019 dates for the leave motion were given - May 5-6, 2020. No discoveries have occurred nor has FSD been required to file a statement of defense. Management intends to contest this leave motion, and are in the process of preparing responding materials.  The ultimate outcome of the matter cannot be reliably determined at this time and no provision has been recorded for this matter as at December 31, 2019.

Auxly Cannabis Group Inc.

On March 3, 2018, FSD entered into a Definitive Strategic Alliance and Streaming Agreement (the "Agreement") with Auxly Cannabis Group Inc. ("Auxly"). On February 6, 2019, the Company delivered to Auxly a Notice of Default, thereby terminating the Agreement effective immediately. Subsequent to the issuance of the Notice of Default, Auxly sent a Notice of Default to the Company on February 6, 2019 in response. To date, neither party has taken further legal action against the counter party.

To fund the development, Auxly purchased 37,313 Class B shares for the aggregate of $7,500,000 from the Company's treasury by way of private placement, which funds were placed in trust to be spent on construction and development costs. The funds were placed in a trust account to be administered by Auxly. Due to the termination and subsequent negotiations, it is indeterminable at this point as to the amount, if any, of these funds will be released to the Company. Should any funds be released to the Company, those amounts will be recognized in future periods.

21. Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Compensation paid or payable to key management and directors comprised the following:

● The Company paid the former President and CEO of FV Pharma $770,000 in 2019 as a retirement benefit. The Company also paid the former President and CEO of FV Pharma $54,958 in salaries and benefits through a related entity owned by the former President and CEO on top of $96,250 in salaries and benefits and other allowances of $4,500 paid directly to the Former CEO.

● The Company paid expenses of $754,311 to a company owned by the CEO for the year ended December 31, 2019, included in the consolidated statement of loss and comprehensive loss under various expense line categories. The Company recognized a share-based bonus expense for the year-ended December 31, 2019 in the amount of $1,428,591 to be paid to the CEO by issuance of 200,927 Class B common shares of the Company. The Class B common shares will be issued subsequent to December 31, 2019. As at December 31, 2019 the Company had an outstanding balance of $95,708 due to a Company controlled by the CEO, included in trade and other payables.

● The Company paid consulting fees of $330,436 to the President of FSD Biosciences for services rendered for the year ended December 31, 2019, included in the consolidated statement of loss and comprehensive loss under consulting fees. The Company recognized a share-based bonus expense for the year-ended December 31, 2019 in the amount of $109,892 to be paid to the President of FSD Biosciences by issuance of 15,456 Class B common shares of the Company. The Class B common shares will be issued subsequent to December 31, 2019.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

● The Company recognized a share-based bonus expense for the year-ended December 31, 2019 in the amount of $109,892 to be paid to the President of FSD by issuance of 15,456 Class B common shares of the Company. The Class B common shares will be issued subsequent to December 31, 2019.

● The Company recognized a share-based bonus expense for the year-ended December 31, 2019 in the amount of $54,946 to be paid to the President of FV Pharma by issuance of 7,728 Class B common shares of the Company. The Class B common shares will be issued subsequent to December 31, 2019.

● The Company paid fees of $196,870 to a company owned by the CFO for services rendered for the year ended December 31, 2019, included in the consolidated statement of loss and comprehensive loss under salaries, wages and benefits.

● The Company paid consulting fees of $90,000 to a company owned by the Chief Operating Consultant for services rendered for the year ended December 31, 2019, included in the consolidated statement of loss and comprehensive loss under consulting fees.

● The Company paid consulting fees of $16,667 to a company owned by the former COO for services rendered for the year ended December 31, 2019, included in the consolidated statement of loss and comprehensive loss under consulting fees.

● The Company pays independent directors $40,000 per annum, with the Chairman of each respective committee receiving an additional $10,000 per annum. Directors fees for the year ended December 31, 2019 were $203,521 (2018 - $66,667). As of December 31, 2019, $98,521 of director's fees were due and payable.

● On November 4, 2019, the Company completed a private placement by the issuance of 228,670 Class B shares at a price of $20.10 per share for total gross proceeds of $4,598,618. 164,755 Class B Shares were subscribed by the Officers and Directors of the Company.

● The Company recognized share-based compensation expense of $132,178 for the year-ended December 31, 2019 for services to be provided by a consulting company related to the President of the Company.

Key management personnel compensation during the years ended December 31 comprised of:

	2019	2018
	$	$
Salaries, benefits, bonuses and consulting fees	4,836,192	1,814,115
Share-based payments	12,476,385	3,215,401
Total	17,312,577	5,029,516

22. Capital Management

The Company's capital management objectives are to maintain financial flexibility in order to complete development of its facilities and extraction processes and the pharmaceutical research and development program centered on the lead asset, micro-PEA. The Company defines capital as the aggregate of its capital stock and borrowings.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

As at December 31, 2019, the Company's Share Capital was $98,016,649 (2018 - $68,117,802). The Company does not have any long-term debt. Outstanding Notes payable were assumed on acquisition of Prismic and are due on demand.

The Company manages its capital structure in accordance with changes in economic conditions. In order to maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances. The Company is not subject to any externally imposed capital requirements.

23. Financial Instruments and Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company does not currently have any material outstanding trade receivables with customers.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company's exposure to liquidity risk is dependent on the Company's ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company's trade and other payables, derivative liability and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company's ability to complete development of its production facilities and carrying the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company's results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

• Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company's primary exposure with respect to foreign currencies is from US dollar denominated notes payable. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

• Interest rate risk

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at December 31, 2019 as there are no material long-term borrowings outstanding.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at December 31, 2019.

Fair values

The carrying values of cash, trade and other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

• Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

• Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 - Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the Other Investments note. During the year, there were no transfers of amounts between levels.

FSD PHARMA INC. Notes to the consolidated financial statements [expressed in Canadian dollars, except share and per share amounts] December 31, 2019 and 2018

24. Segmented information

The Company reports segment information based on internal reports used by the chief operating decision maker ("CODM") to make operating and resource decisions and to assess performance. The CODM is the Chief Executive Officer of the Company. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment. For the years ended December 31, 2019 and 2018 all revenues generated by the Company were earned by their subsidiary, FV Pharma, who is domiciled in Canada. For the years ended December 31, 2019 and 2018 all property, plant and equipment were held by FV Pharma and the intangible asset is related to the Company's US domiciled subsidiary, Prismic.

25. Subsequent events

On January 2, 2020, the Company issued 27,580 Class B Common Shares as share-based compensation to certain Board of Directors for services performed as directors for the year-ended December 31, 2019.

On January 9, 2020, the Company commenced trading on the NASDAQ under the symbol "HUGE".

On February 4, 2020, the Company issued 225,371 Class B Common Shares to Solarvest as settlement under the Share Exchange Agreement to settle derivative liability of $2,646,269. The Company also concurrently announced the appointment of Dr. Edward J. Brennan, President of FSD Pharma's Biosciences Division, to the board of directors of Solarvest.

On February 5, 2020 the Company executed Share Purchase and Sale Agreements with a consortium of buyers to sell the Company's investment in Cannara, consisting of 85,003,750 Class B shares, for gross proceeds of $7,743,492.

Subsequent to December 31, 2019 the Company is considering the continuing use or sale of the Cobourg facility.